Exhibit 99.3

Global Mofy invited to Attend NVIDIA GTC 2025, Engaging in AI, Smart City, Gaming, and 3D Modeling Discussions

BEIJING, March 19, 2025 (GLOBE NEWSWIRE) -- Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that the company has been invited to attend NVIDIA GTC 2025 (AI Conference for Developers) from March 17 to 21, 2025 in San Jose, California. Originally established as a premier event for GPU computing and accelerated computing, NVIDIA GTC has in recent years become one of the most influential global conferences in artificial intelligence, with a strong focus this year on smart cities, gaming, 3D modeling, and AI Agents. The event brings together top industry leaders, researchers, and innovators to showcase the latest advancements shaping the future of AI-driven technology. Global Mofy’s Chief Executive Officer, Haogang Yang, along with a team of senior executives, is participating in the event.

At NVIDIA GTC 2025, Mr. Yang and the Global Mofy team will participate in high-level discussions and technical sessions covering breakthrough AI technologies, AI-powered virtual content creation, real-time generative models, AI agents, and the expanding role of AI in film and gaming. The conference will also feature in-depth explorations of AI-driven smart city development, photorealistic 3D rendering, and next-generation generative AI technologies, all of which are closely aligned with Global Mofy’s ongoing research and development initiatives.

A session of particular interest is “An Introduction to NVIDIA Cosmos World Foundation Models”, which will provide valuable insights into large-scale generative models and AI-powered world-building—an area that Global Mofy’s management team, including Mr. Yang, see as critical to the future of AI-driven content innovation.

Beyond attending these key sessions, Mr. Yang will communicate with leading AI experts, technology partners, and industry executives to explore strategic collaborations and opportunities in the North American market. Following Global Mofy’s recent expansion through its U.S. subsidiary, the Company remains focused on further strengthening its presence and accelerating the adoption of its AI-driven solutions globally.

“We are honored to be invited to NVIDIA GTC, a premier event where the latest AI breakthroughs are unveiled. NVIDIA Cosmos World Foundation Models present an exciting opportunity to enhance AI-powered world-building, and we look forward to exploring its integration into our generative AI solutions. This participation at GTC will undoubtedly reinforce our confidence in our upcoming technology developments, which we look forward to unveiling soon,” said Haogang Yang, CEO of Global Mofy.

As Global Mofy continues to expand its influence in AI-powered digital content, the Company remains committed to leveraging cutting-edge AI advancements to drive innovation across digital content production, smart cities, and immersive digital experiences.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.
Investor Relations Department
ir@mof-vfx.com